Exhibit 4.6
CONSENT OF OLIVIER TAVCHANDJIAN
     The undersigned hereby consents to the reference in any registration statement, as such registration statement may be amended or supplemented, to be filed by Inco Limited in connection with its announced offer to acquire all of the outstanding common shares of Falconbridge Limited, including, but not limited to, a registration statement on Form F-8, to him as having responsibility for the statements as to the ore reserves as of December 31, 2004 with respect to Inco Limited’s operations in Ontario and Manitoba, the Voisey’s Bay project, the Goro project and PT International Nickel Indonesia Tbk in the Annual Report on Form 10-K of Inco Limited for the year ended December 31, 2004 under the headings “Ore Reserves and Mining Rights”, “Goro Nickel S.A.”, “Voisey’s Bay Nickel Company Limited”, “PT International Nickel Indonesia Tbk” and “Exploration and Project Development”.
     Dated the 24th day of October 2005.

/s/ Olivier Tavchandjian
Olivier Tavchandjian